82-5107

TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 APR 29 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE



To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

SUPPL

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

03050266

From: Brenda Hounsell, Corporate Secretarial Department

Date: April 25, 2003 Time: 11:50 MST

Number of Pages (including Cover) 3

Re: News Release

Please see attached news release scheduled to cross the Canada News Wire **immediately**:

"*TransCanada Shareholders Approve Holding Company - TransCanada Corporation*"

Disposition of Original:

Sent by Courier
Sent by Mail:
Held on our File:

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

dlw 5/15



TransCanada
In business to deliver™

NewsRelease

TransCanada Shareholders Approve Holding Company - TransCanada Corporation

CALGARY, Alberta – April 25, 2003 – (TSX: TRP) (NYSE: TRP) – TransCanada PipeLines Limited today announced that at its Annual and Special Meeting of Shareholders, common shareholders voted in favour of a proposed arrangement to change the corporate structure of the company. Subject to Court approval, a new holding company – TransCanada Corporation – is to be created to become the parent of TransCanada PipeLines Limited.

TransCanada is scheduled to appear before the Court of Queen's Bench of Alberta on Monday, April 28 to seek approval of the arrangement to establish TransCanada Corporation. If Court approval is received, the arrangement will become effective May 15, 2003.

The change will have no impact on TransCanada PipeLines Limited's day to day operations, services or obligations. The assets and liabilities of TransCanada PipeLines Limited will remain with TransCanada PipeLines Limited. Debt holders and preferred shareholders of TransCanada PipeLines Limited will continue to hold these securities in this company. TransCanada Corporation will own all of the outstanding common shares of TransCanada PipeLines Limited.

Subject to Court approval, as of May 15, 2003, common shareholders of TransCanada PipeLines Limited will automatically become common shareholders of TransCanada Corporation. Each TransCanada PipeLines Limited common share will be recognized as one TransCanada Corporation common share. TransCanada Corporation common shares will be publicly traded on the Toronto and New York stock exchanges under the symbol "TRP", the symbol historically used by TransCanada PipeLines Limited. Preferred shares in TransCanada PipeLines Limited will be publicly traded under the new symbol "TCA".

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries: Glenn Herchak/Hejdi Feick (403) 920-7877

Investor & Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911



TransCanada

450 – 1 Street S. W.
Calgary, Alberta
T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

03 APR 25 AM 7:21

CORPORATE - SECRETARIAL - FACSIMILE

The information contained in this facsimile message is ***legally privileged and confidential*** *and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounsell, Corporate Secretarial Department

Date: April 25, 2003 Time: 9:20 MST

Number of Pages (including Cover) 22

Re: News Releases

Please see attached news releases scheduled to cross the Canada News Wire **immediately**:

"TransCanada Declares Quarterly Dividends"
and
"Focus and Discipline Result in Strong TransCanada First Quarter Performance"

Disposition of Original:

Sent by Courier ____
Sent by Mail: ____
Held on our File: ____

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680



TransCanada
In business to deliver™

NewsRelease

TransCanada Declares Quarterly Dividends

CALGARY, Alberta -April 25, 2003 - (TSX: TRP) (NYSE: TRP) - The Board of Directors of TransCanada PipeLines Limited today declared the following regular dividends on TransCanada's preferred shares:

Dividend Number 19 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series U in the amount of $0.70 per share for the period ending July 30, 2003. The dividend is payable on July 30, 2003, to shareholders of record at the close of business on June 30, 2003.

Dividend Number 18 was declared on the outstanding Cumulative Redeemable First Preferred Shares Series Y in the amount of $0.70 per share for the period ending August 1, 2003. The dividend is payable on August 1, 2003, to shareholders of record at the close of business on June 30, 2003.

As announced today in TransCanada's First Quarter 2003 Report to Shareholders, the Board declared a quarterly dividend of $0.27 per share on the company's outstanding common shares for the quarter ending June 30, 2003. It is the 158th consecutive dividend paid by TransCanada on its common shares, and is payable on July 31, 2003, to shareholders of record at the close of business on June 30, 2003.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Glenn Herchak/Heidi Feick	(403) 920-7877
Investor & Analyst Inquiries:	David Moneta/Debbie Persad	(403) 920-7911



TransCanada
In business to deliver™

Media Inquiries: Glenn Herchak/Hejdi Feick (403) 920-7877
Analyst Inquiries: David Moneta/Debbie Persad (403) 920-7911

NewsRelease

Focus and Discipline Result in Strong TransCanada First Quarter Performance

Board declares 158th consecutive dividend

CALGARY, Alberta – April 25, 2003 – (TSE: TRP) (NYSE: TRP)

First Quarter 2003 Financial Highlights

(All financial figures are in Canadian dollars unless noted otherwise)

- TransCanada PipeLines Limited's net income applicable to common shares for the first quarter 2003 was $208 million or $0.43 per share compared to $187 million or $0.39 per share for the first quarter 2002. The approximate 11 per cent increase in first quarter 2003 net income is primarily due to higher earnings from the Power business and reduced net expenses in the Corporate segment, partially offset by lower earnings from the Transmission segment.

- Funds generated from operations for the first quarter 2003 were $457 million compared to $455 million for the same period last year.

- TransCanada's Board of Directors today declared a quarterly dividend of $0.27 per share for the quarter ended June 30, 2003 on the outstanding common shares. This is the 158th consecutive quarterly dividend on TransCanada's common shares and is payable on July 31, 2003 to shareholders of record at the close of business on June 30, 2003. The Board also declared regular dividends on TransCanada's preferred shares.

"Our strong financial performance this quarter continues to be a direct result of our focus and discipline in implementing our key strategies," said Hal Kvisle, TransCanada's chief executive officer. "We will continue to maintain and utilize our strong financial position as a solid platform for growth and value creation in our core businesses."

First Quarter 2003 Developments

In the first quarter, TransCanada completed its acquisition of a 31.6 per cent interest in Bruce Power L.P. for approximately $376 million plus closing adjustments. TransCanada also funded a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation. Bruce Power L.P. is a tenant under a lease on the Bruce nuclear power facility in Ontario. The lease expires in 2018 with an option to extend the lease by up to 25 years.

"Our investment in Bruce Power L.P. is an excellent example of our focused and disciplined approach to growth," said Mr. Kvisle. "Bruce is one of the largest and most efficient power generation facilities in North America and located in one of the largest power markets. Our Bruce investment is consistent with our objective of building a balanced portfolio of low-cost power generation assets."

Mr. Kvisle said strong power prices and excellent operating performance contributed significantly to solid first quarter results from Bruce Power L.P. He also noted that in the first quarter since the acquisition in February 2003, Bruce Power L.P. contributed $27 million after tax of equity income to TransCanada while achieving an average selling price of $63 per megawatt hour.

In February, TransCanada, through its subsidiary NOVA Gas Transmission Ltd. (NGTL) reached a one-year settlement regarding the 2003 revenue requirement for TransCanada's Alberta System. The one-year settlement establishes NGTL's fixed revenue requirement for 2003 ($1.277 billion for 2003 versus $1.347 billion in 2002.) TransCanada estimates this change will decrease net earnings on the Alberta System by approximately $40 million after tax, as compared to 2002.

This settlement is currently before the Alberta Energy and Utilities Board for approval together with the Alberta System 2003 Tariff Settlement, which includes proposed modifications to rate design and an application for a new service.

"We believe negotiations leading to this settlement were significantly influenced by the June 2002 National Energy Board (NEB) decision on our Canadian Mainline Fair Return application," said Mr. Kvisle. "While there remain many complex issues in the current regulatory environment, we are committed to working collaboratively with our customers to try and resolve those issues and move forward."

In March, TransCanada applied to the Federal Court of Appeal for leave to appeal the NEB's RH-R-1-2002 Decision issued February 20, 2003. In this Decision, the NEB dismissed TransCanada's September 2002 request for a Review and Variance of the NEB's June 2002 RH-4-2001 Decision on the company's Fair Return application.

"We continue to be concerned with the effect of the NEB Decision on TransCanada's ability to obtain a fair return on our investment in our Canadian Mainline," said Mr. Kvisle.

Also in the first quarter, TransCanada's Board of Directors unanimously recommended common shareholders vote in favour of a proposal to create a new holding company -- TransCanada Corporation -- to become the parent of TransCanada PipeLines Limited. The proposal will be voted on today at TransCanada's Annual and Special Meeting of Shareholders. TransCanada will announce the results of the vote after the Meeting.

"TransCanada is embarking on the rest of the year and the future with a strong balance sheet, clear strategies and a capable and enthusiastic team," said Mr Kvisle. "We look forward to maintaining

our focus on our core strategies with an emphasis on well-planned, well-executed growth that creates value for our shareholders while preserving our financial strength."

Annual Meeting of Shareholders and Teleconference

TransCanada will hold its Annual and Special Meeting of Shareholders beginning today at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting will take place at the Roundup Centre (13th Avenue and Third Street S.E.) in Calgary, Alberta. A live audio Web cast of the meeting will be available on TransCanada's Web site at www.transcanada.com beginning at 10:30 a.m. (Mountain) / 12:30 p.m. (Eastern). The meeting Web cast will be archived and available for replay.

TransCanada will hold a teleconference today at 1:00 p.m. (Mountain) / 3:00 p.m. (Eastern) to discuss the first quarter 2003 financial results and general developments and issues concerning the company. Analysts, members of the media and other interested parties wanting to participate in the call should dial 1-800-273-9672 or 416-695-5806 (Toronto area) at least 10 minutes prior to the start of the call. No pass code is required. A replay of the teleconference will be available two hours after the conclusion of the call until midnight, May 2, 2003, by dialing 1-800-408-3053 or 416-695-5800 (Toronto area) and entering passcode 1402789.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media unable to attend the Annual and Special Meeting of Shareholders will immediately follow. A live audio Web cast of the teleconference will also be available on TransCanada's Web site. The teleconference Web cast will be archived and available for replay.

About TransCanada

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 38,000 kilometres of pipeline transports the majority of western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada has interests in more than 4,000 megawatts of power – an equal amount of power can meet the needs of about four million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the internet at www.transcanada.com for more information.

First Quarter 2003 Financial Highlights
(unaudited)

Operating Results (millions of dollars)	Three months ended March 31 2003	2002
Revenues	**1,336**	1,246
Net Income Applicable to Common Shares	**208**	187
Cash Flow		
Funds generated from operations	**457**	455
Capital expenditures and acquisitions in continuing operations	**482**	113

Common Share Statistics	Three months ended March 31 2003	2002
Net Income Per Share - Basic and Diluted	**$0.43**	$0.39
Dividend Per Share	**$0.27**	$0.25
Common Shares Outstanding (millions)		
Average for the period	**480.1**	477.0
End of period	**480.5**	477.5


TransCanada
In business to deliver™

FIRST QUARTER 2003

Quarterly Report to Shareholders

Consolidated Results-at-a-Glance
Three months ended March 31 (unaudited)

(millions of dollars except per share amounts)	2003	2002
Net Income Applicable to Common Shares	208	187
Net Income Per Share - Basic and Diluted	$0.43	$0.39

Management's Discussion and Analysis

The following discussion and analysis should be read in conjunction with the accompanying unaudited consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) for the three months ended March 31, 2003 and the notes thereto.

Results of Operations

Consolidated

TransCanada's net income applicable to common shares for the three months ended March 31, 2003 was $208 million or $0.43 per share compared to $187 million or $0.39 per share for first quarter 2002. The increase of $21 million or $0.04 per share in first quarter 2003 compared to first quarter 2002 was primarily due to higher earnings from the Power business and reduced net expenses in the Corporate segment, partially offset by lower earnings from the Transmission segment. In first quarter 2003, the Power segment earnings included $27 million related to TransCanada's earnings from its investment in Bruce Power L.P. (Bruce) which was acquired by TransCanada in February 2003. The lower earnings in the Transmission segment were primarily due to the decline in the Alberta System's net earnings reflecting the one-year fixed 2003 revenue requirement settlement reached between TransCanada and its stakeholders in February 2003.

Funds generated from operations of $457 million for the three months ended March 31, 2003 were consistent with the same period in the prior year.

Segment Results-at-a-Glance
Three months ended March 31 (unaudited)

(millions of dollars)	2003	2002
Transmission	158	163
Power	63	41
Corporate	(13)	(17)
Net Income Applicable to Common Shares	208	187

Transmission

The Transmission business generated net earnings of $158 million and $163 million for the three months ended March 31, 2003 and 2002, respectively.

Transmission Results-at-a-Glance
Three months ended March 31 (unaudited)

(millions of dollars)	2003	2002
Wholly-Owned Pipelines		
Alberta System	42	50
Canadian Mainline	71	68
BC System	2	2
	115	120
North American Pipeline Ventures		
Great Lakes	17	22
TC PipeLines, LP	3	4
Iroquois	7	5
Portland	7	1
Foothills	4	5
Trans Québec & Maritimes	2	2
CrossAlta	3	5
Northern Development	(1)	(1)
Other	1	-
	43	43
Net earnings	158	163

Wholly-Owned Pipelines

The Alberta System's net earnings of $42 million in first quarter 2003 decreased $8 million compared to $50 million in the same quarter of 2002. The decrease in net earnings is primarily due to lower earnings as a result of the one-year 2003 revenue requirement settlement which includes a fixed revenue requirement component of $1.277 billion compared to a fixed revenue requirement component of $1.347 billion in 2002. The Alberta System's annual net earnings in 2003 are expected to be lower by approximately $40 million after tax compared to annual 2002 net earnings of $214 million.

The Canadian Mainline's net earnings have increased $3 million for the three months ended March 31, 2003 when compared to the corresponding period in 2002. The increase in 2003 net earnings is mainly due to the National Energy Board's decision on TransCanada's Fair Return application (Fair Return decision) which included an increase in the deemed common equity ratio from 30 to 33 per cent, effective January 1, 2001. The Fair Return decision was made in June 2002, and was therefore not reflected in first quarter 2002 earnings. Earnings in first quarter 2003 also reflect an increase in the approved rate of return on common equity from 9.53 per cent in 2002 to 9.79 per cent in 2003, partially offset by a lower average investment base. The NEB hearing which commenced February 26, 2003 to consider the Canadian Mainline 2003 Tolls and Tariff Application is still in process.

Operating Statistics Three months ended March 31 (unaudited)	Alberta System*		Canadian Mainline**		BC System	
	2003	2002	**2003**	2002	**2003**	2002
Average investment base ($ millions)	**4,966**	5,088	**8,692**	8,974	**238**	200
Delivery volumes (Bcf)						
Total	**1,061**	1,067	**805**	697	**61**	105
Average per day	**11.8**	11.9	**8.9**	7.7	**0.7**	1.2

*Field receipt volumes for the Alberta System for the three months ended March 31, 2003 were 956 Bcf (2002 - 997 Bcf); average per day were 10.6 Bcf (2002 - 11.1 Bcf).
**Canadian Mainline deliveries originating at the Alberta border and in Saskatchewan for the three months ended March 31, 2003 were 592 Bcf (2002 - 552 Bcf); average per day were 6.6 Bcf (2002 - 6.1 Bcf).

North American Pipeline Ventures

TransCanada's proportionate share of net earnings of $43 million from its other Transmission businesses for the three months ended March 31, 2003 was consistent with the same period in 2002.

Net earnings for the three months ended March 31, 2002 included TransCanada's $7 million share of a favourable ruling for Great Lakes related to Minnesota use tax paid in prior years. Excluding the impact of the Great Lakes favourable ruling in 2002, net earnings for the three months ended March 31, 2003 increased mainly due to higher earnings from Portland which included a depreciation adjustment related to 2002 and higher tolls in first quarter 2003 compared to first quarter 2002, both as a result of Portland's rate settlement in early 2003.

Power

Power Results-at-a-Glance

Three months ended March 31 (unaudited)

(millions of dollars)	2003	2002
Western operations	43	34
Northeastern U.S. operations	25	41
Bruce Power L.P. investment	38	-
Power LP investment	11	10
General, administrative and support costs	(21)	(17)
Operating and other income	96	68
Financial charges	(2)	(3)
Income taxes	(31)	(24)
Net earnings	63	41

Power's net earnings of $63 million for the three months ended March 31, 2003 were $22 million higher when compared to the same period in 2002. Strong earnings from the recently acquired interest in Bruce and the addition of the ManChief plant in late 2002 were the major contributors to this increase, partially offset by lower earnings from the Northeastern U.S. Operations.

Operating and other income from Western Operations of $43 million for the three months ended March 31, 2003 was $9 million higher compared to the same period in 2002 mainly due to the acquisition of the ManChief facility in November 2002 and lower electricity transmission tariffs.

Operating and other income from the Northeastern U.S. Operations was $16 million lower for first quarter 2003 compared to first quarter 2002. The decrease is primarily due to the higher cost of fuel gas at Ocean State Power (OSP) and subsequent limited opportunity to resell gas at a profit, and lower water flows from the Curtis Palmer hydroelectric facility.

In December 2002, OSP concluded an arbitration process with respect to its cost of fuel gas, which substantially increased the cost of fuel for December 2002 through to March 2003. A decision was received on a second arbitration in late March 2003, effective April 2003. This decision is not materially different from the December 2002 decision.

Power completed the acquisition of a 31.6 per cent interest in Bruce on February 14, 2003. Bruce consists of two nuclear plants. Bruce B has four reactors currently generating a total of 3,140 megawatts (MW). Bruce A consists of four 769 MW reactors which are not operating, however, two units are currently undergoing restart activities. Bruce contributed $38 million of equity income ($27 million after tax) in first quarter 2003 from the date of acquisition with an achieved average selling price of $63/MW hour. The four Bruce B units ran at 100 per cent availability during the entire first quarter 2003, the best performance in the plant's history, and approximately 45 per cent of this output was sold into Ontario's wholesale spot market. The $38 million contribution reflected strong plant performance and higher than expected market prices in the wholesale spot market as a result of colder than normal weather conditions and increased demand for electricity.

Given the expected critical demand for power in Ontario this summer, Bruce has accelerated its restart activities to ensure the two Bruce A units are available during this critical period. The expectation is that the facility should have full production from the two Bruce A units by the end

of June 2003. As a result of these additional efforts, the total restart costs to be incurred by Bruce are expected to be approximately 20 per cent higher than the previous estimate of $450 million (TransCanada's 31.6 per cent share - $142 million), which was comprised of $400 million for the Bruce A Restart Project and $50 million of deferred startup costs.

Equity income from Bruce is directly impacted by fluctuations in spot market prices for electricity as well as overall plant availability which, in turn, is impacted by scheduled and unscheduled maintenance. To reduce its exposure to spot market prices, Bruce has entered into fixed price sales contracts for approximately 1,600 MW of output for the remainder of 2003. There is a planned maintenance outage at one of the four Bruce B units for most of the second quarter 2003, which will reduce quarterly output accordingly. Similarly, there is an approximate one month planned outage at one Bruce B unit and one Bruce A unit in the third and fourth quarter 2003, respectively.

Operating and other income from the investment in TransCanada Power, L.P. was slightly higher for the three months ended March 31, 2003 compared to the same period in 2002, mainly due to increased earnings from the Ontario plants and the unplanned outage that occurred at the Williams Lake plant in first quarter 2002.

Power Sales Volumes*

Three months ended March 31 (unaudited)

(gigawatt hours)	2003	2002
Western operations	**2,614**	2,828
Northeastern U.S. operations	**1,669**	1,152
Bruce Power L.P. investment	**1,087**	-
Power LP investment	**565**	571
Total	**5,935**	4,551

*Power sales volumes include TransCanada's share of Bruce Power L.P. (31.6 per cent) and Sundance B power purchase arrangement (50 per cent) output.

Weighted Average Plant Availability

Three months ended March 31 (unaudited)	2003	2002
Western operations	**98%**	98%
Northeastern U.S. operations	**84%**	99%
Bruce Power L.P. investment	**100%**	-
Power LP investment	**98%**	93%
All plants	**96%**	97%

Corporate

Net expenses were $13 million and $17 million for the three months ended March 31, 2003 and 2002, respectively. This $4 million improvement is primarily due to the positive impact of lower interest costs in first quarter 2003 compared to the same period in the prior year.

Liquidity and Capital Resources

Funds Generated from Operations

Funds generated from operations of $457 million for first quarter 2003 are consistent with the same period in the prior year.

TransCanada expects that its ability to generate sufficient amounts of cash in the short term and the long term when needed, and to maintain financial capacity and flexibility to provide for planned growth is adequate, and remains substantially unchanged since December 31, 2002.

Investing Activities

In the three months ended March 31, 2003, capital expenditures, excluding acquisitions, totalled $76 million (2002 - $117 million) and related primarily to Iroquois' ongoing Eastchester Expansion project into New York City, maintenance and capacity capital in wholly-owned pipelines and ongoing construction of the MacKay River power plant in Alberta. Acquisitions for the three months ended March 31, 2003 totalled $409 million (2002 – nil) and were almost entirely comprised of the acquisition of a 31.6 per cent interest in Bruce for $376 million plus closing adjustments.

Financing Activities

TransCanada used a portion of its cash resources to fund long-term debt maturities of $9 million. The company issued notes payable of $209 million in first quarter 2003.

Dividends

On April 25, 2003, TransCanada's Board of Directors declared a quarterly dividend of $0.27 per share for the quarter ending June 30, 2003 on the outstanding common shares. This is the 158th consecutive quarterly dividend paid by TransCanada on its common shares, and is payable on July 31, 2003 to shareholders of record at the close of business on June 30, 2003. The Board also declared regular dividends on TransCanada's preferred shares.

Risk Management

With respect to continuing operations, TransCanada's market, financial and counterparty risks remain substantially unchanged since December 31, 2002. The company has retained certain exposures as a result of the divestiture of the Gas Marketing business. For further information on risks, refer to Management's Discussion and Analysis in TransCanada's 2002 Annual Report.

The processes within TransCanada's risk management function are designed to ensure that risks are properly identified, quantified, reported and managed. Risk management strategies, policies and limits are designed to ensure TransCanada's risk-taking is consistent with its business objectives and risk tolerance. Risks are managed within limits ultimately established by the Board of Directors and implemented by senior management, monitored by risk management personnel and audited by internal audit personnel.

TransCanada manages market risk exposures in accordance with its corporate market risk policy and position limits. The company's primary market risks result from volatility in commodity

prices, interest rates, foreign currency exchange rates and the failure of counterparties to meet contractual financial obligations.

Controls and Procedures

Within 90 days prior to the filing of this quarterly report, TransCanada's management evaluated the effectiveness of the design and operation of the company's disclosure controls and procedures (disclosure controls) and internal controls for financial reporting purposes (internal controls). Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that:

- TransCanada's disclosure controls are effective in ensuring that material information relating to TransCanada is made known to management on a timely basis, and is included in this quarterly report; and

- TransCanada's internal controls are effective in providing assurance that the financial statements for this quarter are fairly presented in accordance with Canadian generally accepted accounting principles.

To the best of these officers' knowledge and belief, there have been no significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date on which such evaluation was completed in connection with this quarterly report.

Critical Accounting Policy

TransCanada's critical accounting policy, which remains unchanged since December 31, 2002, is the use of regulatory accounting for its regulated operations. For further information on this critical accounting policy, refer to Management's Discussion and Analysis in TransCanada's 2002 Annual Report.

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of the company's consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. TransCanada's critical accounting estimates, which remain unchanged since December 31, 2002, are depreciation expense and certain deferred after-tax gains and remaining obligations related to the Gas Marketing business. For further information on these critical accounting estimates, refer to Management's Discussion and Analysis in TransCanada's 2002 Annual Report.

Outlook

The strong contribution from Bruce in first quarter 2003 is expected to result in higher Power net earnings in 2003 than originally anticipated. The company does not expect its quarterly net earnings from Bruce to continue at this rate for the remaining quarters of 2003. The outlook for the company's other segments remains relatively unchanged since December 31, 2002. For further information on outlook, refer to Management's Discussion and Analysis in TransCanada's 2002 Annual Report.

The company's earnings and cash flow combined with a strong balance sheet continue to provide the financial flexibility for TransCanada to make disciplined investments in its core businesses of Transmission and Power. Credit ratings on the company's senior unsecured debt assigned by Dominion Bond Rating Service Limited (DBRS), Moody's Investors Service (Moody's) and Standard & Poor's are currently A, A2 and A-, respectively. Standard & Poor's has placed its rating of TransCanada's senior unsecured debt on 'CreditWatch' with negative implications. DBRS and Moody's continue to maintain a 'stable' outlook.

Other Recent Developments

Transmission

Wholly-Owned Pipelines

Canadian Mainline

In February 2003, the NEB denied the September 2002 request made by TransCanada for a review and variance of the Fair Return decision. TransCanada maintains that the Fair Return decision does not recognize the long-term business risks of the Canadian Mainline. On March 21, 2003, TransCanada applied to the Federal Court of Appeal for leave to appeal the Fair Return decision. If TransCanada's leave to appeal application is successful, the appeal will go forward to the Federal Court of Appeal. TransCanada is basing its leave to appeal application on two questions of law.

The NEB hearing which commenced February 26, 2003 to consider the Canadian Mainline 2003 Tolls and Tariff Application is still in process. In this application, TransCanada is requesting approval of a higher composite depreciation rate, introduction of a new tolling zone in southwestern Ontario, an increase to the Interruptible Transportation bid floor price and cost/efficiency incentive mechanisms.

Alberta System

In February 2003, TransCanada reached a settlement regarding the 2003 revenue requirement for the Alberta System. The settlement is the result of a consultative process that included producers, industrial users, consumer groups, marketers and export groups. The one-year settlement establishes the Alberta System's fixed revenue requirement for 2003. This settlement is currently before the EUB for approval together with the Alberta System 2003 Tariff Settlement which includes proposed modifications to rate design and an application for a new service. These settlements are expected to form the basis of the Alberta System tolls for 2003. TransCanada had originally applied to the EUB for approval of two new services but, after consulting with its customers, has withdrawn the application for one of the proposed services.

Power

In February 2003, TransCanada completed the acquisition of a 31.6 per cent interest in Bruce for $376 million plus closing adjustments. TransCanada also loaned a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation. Bruce is a tenant under a lease on the Bruce nuclear power facility in Ontario. The lease expires in 2018 with an option to extend the lease by up to 25 years.

TransCanada's newest power facility, the Bear Creek plant, commenced commercial operations in first quarter 2003. This 80 megawatt cogeneration facility near Grande Prairie, Alberta will sell, under a 25 year agreement, the majority of its power to Weyerhaeuser at its Grande Prairie Pulp Mill as well as Weyerhaeuser's other Alberta facilities.

Corporate

In first quarter 2003, TransCanada's Board of Directors unanimously recommended common shareholders vote in favour of a proposal to create a new holding company, TransCanada Corporation (Holdco), to become the parent of TransCanada PipeLines Limited. The proposal will be voted on April 25, 2003 at TransCanada's Annual and Special Meeting of Shareholders. The company will announce the results of the vote after the Meeting. The financial statements of Holdco will be prepared using the continuity of interests method. Accordingly, the financial statements of Holdco on the effective date, on a consolidated basis, will in all material respects be the same as those of TransCanada immediately prior to the arrangement, except as to the accounting treatment of the company's preferred securities and preferred shares. For further information on this, refer to TransCanada's 2003 Management Proxy Circular.

Forward-Looking Information

Certain information in this quarterly report is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the prevailing economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Consolidated Income

Three months ended March 31 (unaudited) (millions of dollars except per share amounts)	2003	2002
Revenues	1,336	1,246
Operating Expenses		
Cost of sales	180	133
Other costs and expenses	427	354
Depreciation	215	207
	822	694
Operating Income	514	552
Other Expenses/(Income)		
Financial charges	204	221
Financial charges of joint ventures	22	23
Equity income	(58)	(10)
Interest and other income	(13)	(11)
	155	223
Income before Income Taxes	359	329
Income Taxes - Current and Future	136	128
Net Income	223	201
Preferred Securities Charges	9	9
Preferred Share Dividends	6	5
Net Income Applicable to Common Shares	208	187
Net Income Per Share - Basic and Diluted	$0.43	$0.39
Average Shares Outstanding - Basic (millions)	480.1	477.0
Average Shares Outstanding - Diluted (millions)	481.9	479.1

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Cash Flows

Three months ended March 31 (unaudited) (millions of dollars)	2003	2002
Cash Generated From Operations		
Net income	223	201
Depreciation	215	207
Future income taxes	74	53
Equity income in excess of distributions received	(51)	(4)
Other	(4)	(2)
Funds generated from operations	457	455
Increase in operating working capital	(8)	(54)
Net cash provided by continuing operations	449	401
Net cash provided by discontinued operations	4	58
	453	459
Investing Activities		
Capital expenditures	(76)	(117)
Acquisitions, net of cash acquired	(409)	-
Disposition of assets	5	-
Deferred amounts and other	(23)	17
Net cash used in investing activities	(503)	(100)
Financing Activities		
Dividends and preferred securities charges	(139)	(127)
Notes payable issued/(repaid), net	209	(171)
Reduction of long-term debt	(9)	(92)
Non-recourse debt of joint ventures issued	17	1
Reduction of non-recourse debt of joint ventures	(16)	(13)
Common shares issued	16	15
Net cash provided by/(used in) financing activities	78	(387)
Increase/(Decrease) in Cash and Short-Term Investments	28	(28)
Cash and Short-Term Investments		
Beginning of period	212	299
Cash and Short-Term Investments		
End of period	240	271

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Balance Sheet

(millions of dollars)	March 31, 2003 (unaudited)	December 31, 2002
ASSETS		
Current Assets		
Cash and short-term investments	240	212
Accounts receivable	724	691
Inventories	167	178
Other	84	102
	1,215	1,183
Long-Term Investments	725	291
Plant, Property and Equipment	17,220	17,496
Other Assets	952	946
	20,112	19,916
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable	506	297
Accounts payable	891	902
Accrued interest	245	227
Current portion of long-term debt	616	517
Current portion of non-recourse debt of joint ventures	70	75
Provision for loss on discontinued operations	232	234
	2,560	2,252
Deferred Amounts	341	353
Long-Term Debt	8,616	8,815
Future Income Taxes	287	226
Non-Recourse Debt of Joint Ventures	1,179	1,222
Junior Subordinated Debentures	239	238
	13,222	13,106
Shareholders' Equity		
Preferred securities	673	674
Preferred shares	389	389
Common shares	4,630	4,614
Contributed surplus	266	265
Retained earnings	933	854
Foreign exchange adjustment	(1)	14
	6,890	6,810
	20,112	19,916

See accompanying Notes to the Consolidated Financial Statements.

Consolidated Retained Earnings

Three months ended March 31 (unaudited) (millions of dollars)	2003	2002
Balance at beginning of period	**854**	586
Net income	**223**	201
Preferred securities charges	**(9)**	(9)
Preferred share dividends	**(6)**	(5)
Common share dividends	**(129)**	(119)
	933	654

See accompanying Notes to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements (Unaudited)

1. Significant Accounting Policies

The consolidated financial statements of TransCanada PipeLines Limited (TransCanada or the company) have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies applied are consistent with those outlined in the company's annual financial statements for the year ended December 31, 2002 except as stated below. These consolidated financial statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual financial statements included in TransCanada's 2002 Annual Report. Amounts are stated in Canadian dollars unless otherwise indicated. Certain comparative figures have been reclassified to conform with the current period's presentation.

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of these consolidated financial statements requires the use of estimates and assumptions. In the opinion of Management, these consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the company's significant accounting policies.

2. Segmented Information

Three months ended March 31	Transmission		Power		Corporate		Total	
(unaudited - millions of dollars)	2003	2002	2003	2002	2003	2002	2003	2002
Revenues	960	941	376	305	-	-	1,336	1,246
Cost of sales	-	-	(180)	(133)	-	-	(180)	(133)
Other costs and expenses	(304)	(260)	(121)	(92)	(2)	(2)	(427)	(354)
Depreciation	(194)	(192)	(21)	(15)	-	-	(215)	(207)
Operating income/(loss)	462	489	54	65	(2)	(2)	514	552
Financial and preferred equity charges	(196)	(206)	(2)	(3)	(21)	(26)	(219)	(235)
Financial charges of joint ventures	(22)	(23)	-	-	-	-	(22)	(23)
Equity income	20	10	38	-	-	-	58	10
Interest and other income	5	6	4	3	4	2	13	11
Income taxes	(111)	(113)	(31)	(24)	6	9	(136)	(128)
Net Income Applicable to Common Shares	158	163	63	41	(13)	(17)	208	187

Total Assets (millions of dollars)	March 31, 2003 (unaudited)	December 31, 2002
Transmission	16,651	16,979
Power	2,718	2,292
Corporate	568	457
Continuing Operations	19,937	19,728
Discontinued Operations	175	188
	20,112	19,916

3. Discontinued Operations

In July 2001, the Board of Directors approved a plan to dispose of the company's Gas Marketing business. In December 1999, the Board of Directors approved a plan (December Plan) to dispose of the company's International, Canadian Midstream and certain other businesses. The company's disposals under both plans were substantially completed at December 31, 2001.

The company remains contingently liable pursuant to obligations under certain energy trading contracts that relate to the divested Gas Marketing business. At March 31, 2003, the provision for loss on discontinued operations, including approximately $100 million of deferred after-tax gains and remaining obligations related to the Gas Marketing business, was reviewed and was concluded to be appropriate.

Net income from discontinued operations for first quarter 2003 and first quarter 2002 was nil. The provision for loss on discontinued operations at March 31, 2003 was $232 million (December 31, 2002 - $234 million). The net assets of discontinued operations included in the consolidated balance sheet at March 31, 2003 were $76 million (December 31, 2002 - $90 million).

4. Contingencies

Actions have been brought on a class action basis against certain of the company's subsidiaries and affiliates along with many other unrelated energy companies in both Washington and Oregon claiming injunctive relief and/or unspecified damages under the applicable unfair trading practices legislation of those states in connection with the sale and purchase of electricity in their respective jurisdictions. TransCanada considers the complaint to be without merit and will be vigorously defending it.

The action brought against TransCanada and similar actions brought against other unrelated energy companies by the California Attorney General, as disclosed in the December 31, 2002 audited financial statements, was dismissed by the U.S. Federal District Court in March 2003.

The company and its subsidiaries are subject to various other legal proceedings and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material impact on the company's consolidated financial position or results of operations.

5. Acquisition

On February 14, 2003, TransCanada completed the acquisition of a 31.6 per cent interest in Bruce Power L.P. for $376 million plus closing adjustments. TransCanada also loaned a one-third share ($75 million) of a $225 million accelerated deferred rent payment to Ontario Power Generation. Bruce Power L.P. is a tenant under a lease on the Bruce nuclear power facility in Ontario. The lease expires in 2018 with an option to extend the lease by up to 25 years.

Upon acquisition of Bruce Power L.P., the company, Cameco and BPC Generation Infrastructure Trust guaranteed on a several, pro-rata basis certain contingent financial obligations of Bruce Power L.P. related to operator licences, the lease agreement, power sales agreements and contractor services. TransCanada's share of the net exposure under these guarantees at the time of closing was estimated to be approximately $260 million. The terms of the guarantees range from 2003 to 2018. The current carrying amount of the liability related to these guarantees is nil and the fair value is approximately $4 million.

Supplementary Information

As at March 31, 2003, TransCanada had 480,532,023 issued and outstanding common shares. In addition, there were 13,170,942 outstanding options to purchase common shares, of which 10,370,941 were exercisable as at March 31, 2003.

TransCanada welcomes questions from shareholders and potential investors. Please telephone:

Investor Relations, at 1-800-361-6522 (Canada and U.S. Mainland) or direct dial David Moneta/Debbie Persad at (403) 920-7911. The investor fax line is (403) 920-2457. Media Relations: Glenn Herchak/Hejdi Feick at (403) 920-7877.

Visit TransCanada's Internet site at: http://www.transcanada.com